

Mail Stop 4720

June 22, 2009

John G. Stumpf
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **and Documents Incorporated by Reference**
> **Form 8-K filed April 22, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 001-02979**

Dear Mr. Stumpf:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Critical Accounting Policies

Pension Accounting, page 45 of Annual Report to Shareholders

1.   On page 46, you disclose the difference between your expected rate of return and actual rate of return on plan assets will increase your 2009 pension expense by

$600 million due to higher actuarial loss amortization combined with a lower rate of return component of pension expense. On page 150, you disclose that the net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 is $430 million. Please tell us and consider revising future filings to explain why the two numbers above are different. Also, please clarify what you mean when you refer to a lower rate of return component of pension expense since you disclose that your expected rate of return for 2009 is 8.75% which is the same as 2008 and 2007.

2.   Please revise future filings to provide additional information on how you determine your expected long-term rate of return on plan assets. For example, discuss the extent to which your determination is based on quantified calculations versus qualitative factors, discuss the extent you use historical returns, disclose the number of years of returns you consider, explain why you believe that number of years is appropriate, disclose if you have changed the number of years included in your analysis, discuss how sensitive your determination is to more recent experience and expectations of future returns, etc.

3.   Please revise future filings to provide more specific details regarding the information on which you relied to decrease the discount rate in 2008. For example, specifically discuss the information you reviewed which showed increased interest rates/yield curves in 2008 since high quality bond interest rates/yield curves decreased during 2008.

Guarantees and Certain Contingent Arrangements

Prudential Joint Venture, page 57 of Annual Report to Shareholders

4.   We have the following comments related to the accounting for the noncontrolling interest in WSFH:

a. Please tell us how you measured the noncontrolling interest in WSFH in your purchase accounting. Please provide all pertinent facts and circumstances that impacted your accounting determinations and identify the supporting accounting guidance.

b. Please tell us and revise future filings to disclose the date that Prudential announced its intention to exercise the lookback put option. If the date was prior to your acquisition of Wachovia, please tell us how you considered the appropriate measurement and presentation related to this event in your purchase accounting.

Risk Management

Credit Risk Management Process, page 59 of Annual Report to Shareholders

5.   You disclose that you use appraisals or automated valuation models to support property values during your underwriting process. Please revise future filings to provide additional information regarding automated valuation models. For example, please describe how automated valuation models work, explain the key advantages and risks related to automated valuation models as compared to appraisals, and provide an estimate of the extent to which you use automated valuation models as compared to appraisals.

Table 15: Home Equity Portfolios, page 60 of Annual Report to Shareholders

6.   Please revise future filings to disclose how you determined the loss rate for 2008.

Table 16: Pick-a-Pay Portfolio, page 62 of Annual Report to Shareholders

7.   Please revise future filings to disclose how you determine collateral values for your current LTV ratio as disclosed in footnote 2.

Note 1: Summary of Significant Accounting Policies

Nonmarketable Equity Securities, page 94 of Annual Report to Shareholders

8.   Please revise future filings to disclose the criteria you use to determine whether a nonmarketable equity security falls within the scope of the AICPA Investment Company Audit Guide.

Note 2: Business Combinations, page 100 of Annual Report to Shareholders

9.   Please revise future filings to disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to paragraph 52(c)(1) of SFAS 141.

Note 5: Securities Available for Sale, page 104 of Annual Report to Shareholders

10.   Due to the unfavorable trend and significant amount of unrealized losses on securities available for sale and the uncertainty that these losses may reasonably expect to have on your net income, please consider revising future filings here or in the MD&A to disclose additional information, focusing on the higher risk securities, to allow an investor to make an informed assessment of this risk. For example, you currently disclose that approximately 75% of private collateralized mortgage obligations were AAA-rated by at least one major rating agency.

> However, we believe your disclosure should focus on the other 25% of securities not AAA-rated which are the riskier securities from an other-than-temporary impairment standpoint. As such, please consider disclosing the amount of unrealized loss and fair value by security type by the lowest credit rating by at least one major rating agency. We believe disclosure of this level of detail is consistent with the guidance in paragraph 39 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.

11.   Please tell us the amount of securities available for sale by security type with at least one credit rating below investment grade by a major rating agency. For these securities, please tell us and revise future filings to describe in greater detail how you determined that you believe that it is probable that you will be able to collect all contractually due principal and interest on these securities.

Note 8: Securitizations and Variable Interest Entities, page 111 of Annual Report to Shareholders

12.   Please tell us, and revise to disclose in future filings, the reason you exclude the identified items in the last paragraph on page 111 from the disclosures of your significant continuing involvement with QSPEs and unconsolidated VIEs. We also note similar disclosure on page 56.

13.   Please revise future filings to provide additional information to provide context to your disclosure of retained mortgage-backed securities in the last paragraph on page 113. It is unclear if this information relates to the sensitivity disclosure immediately preceding it or to some other disclosure. Also, disclose if these securities are included in the summary table of your involvement with QSPEs on page 112. If not, please explain why you exclude it.

Money Market Funds, page 117 of Annual Report to Shareholders

14.   We note that you entered into capital support agreements in 2008 to support the value of certain investments held by your money market funds and that you purchased a SIV from a money market fund in the third quarter of 2008. Please revise future filings to provide information to investors to understand the primary reasons you provide this support.

Credit-Linked Note Structures, page 117 of Annual Report to Shareholders

15.   Please revise future filings to describe how your credit-linked note structures, which you design for your clients, generate regulatory capital for you. Clarify whether your disclosure is meant to indicate that the business purpose of these notes is to generate regulatory capital.

Note 9: Mortgage Banking Activities, page 119 of Annual Report to Shareholders

16.   Please revise future filings to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for each period presented. Refer to paragraph B8.c of FSP No. FAS 140-4 and FIN 46(R)-8.

17.   Please revise future filings to disclose the risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 of SFAS 140. Refer to paragraph B10.c of FSP No. FAS 140-4 and FIN 46(R)-8.

Note 15: Guarantees and Legal Actions, page 126 of Annual Report to Shareholders

18.   We note you may use internal credit default grades to determine the current status of risk of payment or performance for your guarantees and credit derivatives. Please revise future filings to disclose how those internal grades are determined and used for managing risk. Refer to paragraph 5a and 7 of FSP No. FAS 133-1 and FIN 45-4.

Note 16: Derivatives

Credit Derivatives, page 134 of Annual Report to Shareholders

19.   Please consider revising future filings to separately disclose the fair value related to credit protection sold and credit protection purchased.

Note 18: Preferred Stock, page 144 of Annual Report to Shareholders

20.   We note your disclosure of the assumptions used in your valuation model to measure the fair value of the warrants issued to the Treasury. Please revise future filings to disclose the methodology (e.g., Black-Scholes model) used to measure the fair value.

Item 11. Executive Compensation

Outstanding Equity Awards at Fiscal Year-End, page 75 of Definitive Proxy Statement on Schedule 14A

21.   It appears that this table currently discloses the vesting dates of only the options granted in fiscal year 2008. However, the vesting dates of all outstanding options, shares of stock and equity incentive plan awards held at fiscal-year end must be disclosed by footnote. Please provide the staff with proposed revised disclosure

and confirm that you will revise future filings accordingly. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions, page 37 of Definitive Proxy Statement on Schedule 14A

22.   It appears that certain executives may have received loans on terms more favorable than those available to persons unrelated to the lender; however, you indicate that these loans are not disclosed because "they are generally available on the same terms to all team members and do not give preference to the executive officers over other team members." Please note, however, that employees are considered related to the lender by virtue of their employment relationship. See Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K. Therefore, with respect to any loans made to a related person, as defined by Instruction 1 to Item 404(a), with terms that are generally available to all employees, but that are more favorable than those available to persons unrelated to the lender, please provide to the staff the information required by Item 404(a)(5) of Regulation S-K since any such loans would not fall within the ambit of Instruction 4.c.ii. to Item 404(a) of Regulation S-K. In addition, please provide such disclosure in future filings.

Signatures

23.   Please refer to comment 56 in our letter dated November 12, 2008. The Form 10-K must be signed by the registrant's principal executive officer. In the future, please identify the individual deemed the principal executive officer.

Appendix A, page A-1 of Definitive Proxy Statement on Schedule 14A

24.   We note the statement in the last paragraph on page A-1 that the information contained in Appendix A is not deemed to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and is not deemed incorporated by reference into the company's Annual Report on Form 10-K. Please provide us your basis for both of these determinations. We note, in that regard, that the information in Appendix A relates to the HRC's review of the company's financial performance for purposes of determining annual incentive compensation for named executive officers.

Form 8-K filed April 22, 2009

25.   On page 2 of your press release, you disclose that the $40 billion of SOP 03-3 nonaccretable difference (credit write-downs) from the Wachovia acquisition is the equivalent of approximately 190 basis points of additional TCE. To the extent

you provide similar disclosure in future filings, please clarify for the reader why the amount of nonaccretable difference is relevant to TCE and how it provides for additional TCE.

26.   On page 2 of your press release, you disclose that your ratio of nonperforming loans to total loans was 1.25 at March 31, 2009, <u>which is the lowest ratio among large bank peers</u>. On page 33, you disclose that as a result of the application of SOP 03-3 to credit-impaired Wachovia loans, the nonperforming loans as a percentage of total loans ratio cannot be compared to portfolios that do not contain acquired credit-impaired loans. Therefore, it appears that your comparison of your ratio to your large bank peers may not be meaningful. Please reconsider comparing your portfolio and ratios significantly affected by the application of SOP 03-3 to portfolios and ratios that do not contain, and are not affected by, acquired credit-impaired loans.

27.   On page 12 of your press release, you disclose that you realigned your business segments as a result of the Wachovia acquisition. In your future filings, please consider disclosing how your reporting units are identified, how goodwill is allocated to the reporting units, and whether there have been any changes to the number of reporting units, or the manner in which goodwill was allocated. If changes have taken place, please explain them.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

General

28.   Please tell us the extent to which your first quarter results were impacted by the early settlement of derivative contracts where the counterparty was AIG. If your results were impacted by such activities, please tell us and revise your future filings to discuss the circumstances surrounding the settlements, quantify the notional amount of the contracts involved, the amount of the gain or loss upon early settlement, and identify the line item in which such amounts are presented.

Summary Financial Data, page 2

29.   You disclose "pre-tax pre-provision profit" in your summary table of financial data which excludes the provision for credit losses and income tax expense. Please tell us how you considered whether this was a prohibited non-GAAP measure, and revise future filings to disclose the usefulness of this measure. Refer to Question 8 of the FAQs Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance, which is available on our website.

Critical Accounting Policies

Fair Value of Financial Instruments, page 12

30.   We note your adoption of FSP FAS 157-4 and the related effect on your valuation
        of available-for-sale securities, principally related to residential mortgage-backed
        securities and commercial mortgage-backed securities. Given your disclosure on
        page 12, where you indicate that approximately $40 billion of securities were
        impacted by the adoption of FSP FAS 157-4, it does not appear that that the vast
        majority of these securities were classified as Level 3 as of December 31, 2008.
        In light of the fact that you have concluded that the market for these securities
        was inactive or less active, (and based on your disclosures on page 44 of your
        annual report), it appears the vast majority of these securities were valued using
        broker quotes or valuations by pricing services, please tell us how you concluded
        that classification outside of Level 3 in the fair value hierarchy as of December
        31, 2008 was appropriate. As part of your response, please discuss the specific
        validation procedures you performed with the brokers/pricing services on this
        particular pool of securities and specifically address how the lack of liquidity was
        taken into consideration in the valuation and classification in the fair value
        hierarchy.

31.   We note that upon adoption of FSP FAS 157-4 you use a weighting of
        broker/vendor quotes and internal valuation techniques to value securities that are
        less active, including residential mortgage backed securities, commercial
        mortgage-backed securities, collateralized debt obligations, etc. It appears that
        you classify certain of these assets as Level 2 in the fair value hierarchy and
        certain of these assets as Level 3 as of March 31, 2009. Please tell us how you
        concluded that classification as Level 2 in the fair value hierarchy is appropriate,
        particularly in light of the fact that it would appear that a liquidity adjustment
        would be considered in the valuation of the security, regardless of whether valued
        by your internal model or a broker/vendor. Please ensure your response addresses
        any particular differences in how you classified the securities that were more
        weighted towards your internal valuation technique, versus the ones which were
        less weighted towards this technique.

Interim Financial Statements

Note 4. Securities Available for Sale, page 65

32.   Please revise future filings to use the security type descriptions used in your
        tabular disclosure (i.e., residential mortgage-backed securities, corporate debt
        securities, perpetual preferred securities, etc.) in your narrative disclosure of the
        gross unrealized losses and fair value and other-than-temporary impairment. In

certain narrative disclosure it is not clear to which securities in the tabular
disclosure you are providing additional analysis.

33.   Please revise future filings to provide a tabular disclosure of the other-than-
temporary impairment recognized in earnings by major security type or by a
security type in greater detail if this information would provide important
information to investors. We note your current disclosure simply indicates that
you recognized OTTI on debt securities and equity securities.

34.   For securities in which you have recognized OTTI in earnings, please revise
future filings to discuss the facts and circumstances that resulted in the
recognition of OTTI. For example, disclose the inputs that were revised, the
extent to which they were revised and the reasons they were revised.

35.   Please tell us how you determined that your major security types under FSP FAS
115-2 and FAS 124-2 are simply residential mortgage-backed securities and
commercial mortgage-backed securities. Specifically address how you
considered the guidance that you should identify major security types consistent
with how you manage, monitor and measure your securities on the basis of nature
and risks of the security. We note in other disclosure you separately identify
home-equity asset-backed securities and credit card-backed securities. We also
note the significant range of your expected credit loss assumptions for residential
mortgage-backed securities disclosed on page 69 which appears to indicate
significantly different risk profiles of the underlying collateral that may be
managed and monitored separately.

Other-Than-Temporarily Impaired Debt Securities, page 67

36.   Please tell us if you recognized any other-than-temporary impairment in the first
quarter of 2009 related to securities other than residential mortgage-backed
securities. We note that you disclose the methodology and significant inputs used
to measure the amount of credit loss recognized in earnings only for residential
mortgage-backed securities. Paragraph 42 of FSP FAS 115-2 and FAS 124-2
requires disclosure of this information by security type.

Note 13. Fair Values of Assets and Liabilities, page 103

37.   Please revise future filings to describe how you determine the amounts to include
in the broker/pricing service table on page 107 considering your new fair value
measurements may include inputs from brokers/third party pricing services and
internal pricing techniques.

                *   *   *   *   *
Please respond to these comments within 10 business days or tell us when you

will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: By facsimile to (415) 975-6871
        Richard D. Levy
        Wells Fargo & Company